# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lexeo Therapeutics, Inc., CIK 0001907108
CUSIP: 52886X107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 345 PARK AVENUE SOUTH, FLOOR 6, New York, New York (NY), 17601
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001335730

## Reporting persons
- Mizuho Financial Group, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 2,203,631; shared voting power 0; sole dispositive power 2,203,631; shared dispositive power 0; aggregate amount beneficially owned 2,203,631 (6.6% of the class)
  Comment: Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary.
  
  Mizuho Financial Group, Inc., may be deemed to be an indirect beneficial owner of said equity securities directly held by Asset Management One Co., Ltd. which is their subsidiary.

## Item 1. Issuer
Name of issuer: Lexeo Therapeutics, Inc.
Address of issuer's principal executive offices: 345 PARK AVENUE SOUTH, FLOOR 6, NEW YORK, NY, 10010

## Item 2. Person Filing
Name of person filing: Mizuho Financial Group, Inc.
Address of principal business office or, if none, residence: 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Parent Holding Company

## Item 4. Ownership
Amount beneficially owned: 2,203,631
Percent of class: 6.6
Sole power to vote or to direct the vote: 2,203,631
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,203,631
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Parent Holding Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Mizuho Financial Group, Inc.: /s/ Takahiro Katsura, Takahiro Katsura, Managing Director, Global Corporate Function Coordination Department (05/13/2025)